Exhibit 3.1

Amendment to the Bylaws of

MAINSOURCE FINANCIAL GROUP, INC.

as Adopted by the Board of Directors

on May 19, 2008

3.14  NOMINATIONS OF DIRECTOR CANDIDATES. Only persons who are nominated in accordance with the procedures set forth in this Section 3.14 shall be eligible for election as directors. The Board of Directors shall appoint at least two members of the Board who satisfy the requirements to be considered an “independent director” under the rules of the National Association of Securities Dealers, Inc. and the Securities Exchange Commission to a nominating committee.  Prior to the date notice of the annual meeting of shareholders is sent to the shareholders of the Corporation, the nominating committee shall recommend to the Board of Directors the slate of management nominees for election as directors.  Based upon such recommendation, the Board of Directors shall select the management nominees for election as directors.  Shareholders of the Corporation may also nominate directors for election, provided such nominations are made pursuant to timely notice in writing to the nominating committee, care of the Secretary of the Corporation. To be timely, a shareholder’s notice shall be delivered to or mailed and received at the principal office of the Corporation not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Such shareholders’ notice shall set forth such information as the nominating committee shall determine.